January 27, 2020

By: EDGAR Transmission - Correspondence Filing
Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Atmos Energy Corporation
Form 10-K for the Fiscal Year Ended September 30, 2019
Filed November 12, 2019
File No. 001-10042

Dear Mr. Rodriguez:

We are responding to your letter dated January 21, 2020, commenting on our most recent Form 10-K filed with the Commission on November 12, 2019. We have repeated your comments from such letter below, followed by our response to the comments in bold print. We intend to comply with the comments in all future filings, as applicable.

Form 10-K for the Fiscal Year Ended September 30, 2019

Selected Financial Data, page 21

1. Please label “Contribution Margin” as a non-GAAP measure and present the disclosures and reconciliation required by Item 10(e)(1)(i) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. The Company has decided to transition away from using contribution margin when discussing our financial results in future filings. As such, the Company will remove references to contribution margin when discussing our financial results in all future Form 10-K and 10-Q filings and in all future earnings releases furnished as exhibits to Form 8-K filings, beginning with our earnings release and Form 10-Q for the three months ended December 31, 2019.

Mr. Gus Rodriguez
U.S. Securities and Exchange Commission
January 27, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 25.

2. Please present a reconciliation for your contribution margin non-GAAP measure. In doing so, reconcile this measure to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. The Company has decided to transition away from using contribution margin when discussing our financial results in future filings. As such, the Company will remove references to contribution margin when discussing our financial results in all future Form 10-K and 10-Q filings and in all future earnings releases furnished as exhibits to Form 8-K filings, beginning with our earnings release and Form 10-Q for the three months ended December 31, 2019.

Mr. Gus Rodriguez
U.S. Securities and Exchange Commission
January 27, 2020

If you have any questions or comments on this letter, please direct them to our Controller, Richard M. Thomas at (972) 855-3748, or in his absence, to me at (972) 855-3214. Thank you for your attention.

Sincerely,

/s/ CHRISTOPHER T. FORSYTHE
Christopher T. Forsythe
Senior Vice President and
Chief Financial Officer

cc: Ms. Yong Kim
U.S. Securities and Exchange Commission